Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 28, 2013

Perry Hindin Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Prime Acquisition Corp. Schedule TO-I Filed February 26, 2013 File No. 005-86162

Dear Mr. Hindin:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on March 28, 2013 regarding the Company’s Schedule TO-I filed February 26, 2013 (the “Schedule TO”).

The Staff has requested that the Company provide the Staff with additional information about the efforts it has undertaken to increase its shareholder base. In connection with its efforts to increase its shareholder base, the Company has advised us that:

•	It engaged investment banking firms to assist it with increasing its shareholder base by: (i) speaking with retail investors about the Company to increase awareness and interest in the Company, and (ii) setting up meetings between the Company and potential investors. The Company’s management team has participated in a number of such meetings (whether in person or by phone), since it received the deficiency letter from Nasdaq.

•	Its management team has communicated directly with investors and potential investors in order to increase interest and awareness of the Company. Many of the potential investors management has communicated with are investors who worked with or invested with the management team in the past and who the management team feels would be interested in investing in the Company.

•	The Company has a public relations firm which the Company uses to manage communications with investors and respond to investors on a timely basis.

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Mr. Perry Hindin U.S. Securities and Exchange Commission March 28, 2013 Page 2

Although the Company does not yet have any documentary evidence of the number of holders of its shares after the date it received its deficiency notice, it believes, based on communications with investors, that the number of retail holders of the Company’s securities has increased.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso